# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Telix Pharmaceuticals Ltd, CIK 0002007191
CUSIP: 87961M105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 55 Flemington Road, North Melbourne, Victoria, Australia (C3), 3051
Date of event which requires filing of this statement: 11/12/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002037921

## Reporting persons
- Kluge Andreas: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,675,000; sole dispositive power 0; shared dispositive power 22,675,000; aggregate amount beneficially owned 22,675,000 (6.78% of the class)
  Comment: (1) Footnote to Row 11: Based on 334,683,357 ordinary shares outstanding as of September 30, 2024, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on October 17, 2024.
- Gnosis Verwaltungsgesellschaft m.b.H.: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,675,000; sole dispositive power 0; shared dispositive power 22,675,000; aggregate amount beneficially owned 22,675,000 (6.78% of the class)
  Comment: (1) Footnote to Row 11: Based on 334,683,357 ordinary shares outstanding as of September 30, 2024, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on October 17, 2024.

## Item 1. Issuer
Name of issuer: Telix Pharmaceuticals Ltd
Address of issuer's principal executive offices: 55 Flemington Road, North Melbourne, Victoria, Australia, 3051

## Item 2. Person Filing
Name of person filing: Dr. Andreas Kluge and Gnosis Verwaltungsgesellschaft m.b.H. (the "Reporting Persons")
Address of principal business office or, if none, residence:
Dr. Andreas Kluge
Veilchenweg 38, 01326 Dresden, Germany

Gnosis Verwaltungsgesellschaft m.b.H.
Veilchenweg 38, 01326 Dresden, Germany
Citizenship:
Dr. Andreas Kluge
Germany

Gnosis Verwaltungsgesellschaft m.b.H.
Organized under the laws of Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of ordinary shares by the Reporting Persons as of November 12, 2024, based upon 334,683,357 ordinary shares of the Issuer outstanding as of September 30, 2024.

Dr. Andreas Kluge is the Managing Director of Gnosis Verwaltungsgesellschaft m.b.H. ("Gnosis") and has discretionary authority to vote and dispose of 22,675,000 ordinary shares held by Gnosis.

Dr. Andreas Kluge
22,675,000 ordinary shares

Gnosis Verwaltungsgesellschaft m.b.H.
22,675,000 ordinary shares
Percent of class:
Dr. Andreas Kluge
6.78%

Gnosis Verwaltungsgesellschaft m.b.H.
6.78
Sole power to vote or to direct the vote:
Dr. Andreas Kluge
0

Gnosis Verwaltungsgesellschaft m.b.H.
0
Shared power to vote or to direct the vote:
Dr. Andreas Kluge
22,675,000

Gnosis Verwaltungsgesellschaft m.b.H.
22,675,000
Sole power to dispose or to direct the disposition:
Dr. Andreas Kluge
0

Gnosis Verwaltungsgesellschaft m.b.H.
0
Shared power to dispose or to direct the disposition:
Dr. Andreas Kluge
22,675,000

Gnosis Verwaltungsgesellschaft m.b.H.
22,675,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kluge Andreas: /s/ Dr. Andreas Kluge, Dr. Andreas Kluge (02/14/2025)
- Gnosis Verwaltungsgesellschaft m.b.H.: /s/ Dr. Andreas Kluge, Dr. Andreas Kluge, Managing Director (02/14/2025)